UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-14948

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

(Full title of the plan)

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive offices)

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries

/s/ THOMAS J. HIRSCH	June 25, 2004
Thomas J. Hirsch Sr. Vice President Fiserv, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements for the Years Ended

December 31, 2003 and 2002, Supplemental

Schedule as of December 31, 2003 and Report of

Independent Registered Public Accounting Firm

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of 401(k) Savings Plan of Fiserv Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/    DELOITTE & TOUCHE LLP

May 28, 2004

Milwaukee, Wisconsin

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Investments:
Mutual funds	$523,405,554	$349,228,093
Fiserv company stock	50,478,907	40,422,287
Participant loans	23,465,422	18,515,169

Total investments	597,349,883	408,165,549
Receivables:
Employer contributions	40,653,756	36,565,290
Employee contributions	1,901,155	1,727,398

Total receivables	42,554,911	38,292,688

NET ASSETS AVAILABLE FOR BENEFITS	$639,904,794	$446,458,237

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CONTRIBUTIONS:
Employee contributions	$49,717,961	$42,534,941
Employer contributions	40,680,263	36,600,226
Rollover contributions	14,781,340	5,162,646
Asset transfers into the Plan (Note 4)	19,262,901	9,740,876

Total contributions	124,442,465	94,038,689
INVESTMENT INCOME (LOSS):
Dividends and interest	8,663,300	7,343,089
Interest on participant loans	1,477,450	1,446,768
Net appreciation (depreciation) in fair value of investments	93,055,764	(76,685,871)

Total investment income (loss)	103,196,514	(67,896,014)
DEDUCTIONS:
Benefits paid to participants	34,108,583	35,149,080
Administrative expenses	83,839	64,895

Total deductions	34,192,422	35,213,975

Net increase (decrease)	193,446,557	(9,071,300)
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	446,458,237	455,529,537

END OF YEAR	$639,904,794	$446,458,237

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 “ERISA”. Employees who have completed one year of service with Fiserv, Inc. (the “Company” or “Plan Sponsor”) or its participating subsidiaries are eligible to participate in the Plan.

Contributions - Employer contributions are made equal to 100% of the first 1%, and 40% of the next 5% of salary reduction contributions made by the participants. However, to the extent permitted by the “ERISA” and the Internal Revenue Code, the Board of Directors of Fiserv, Inc. may determine that such a contribution is not appropriate for a particular business unit due to the business unit’s profitability, in which case they may determine that there will be a lesser contribution, or even none at all. Additional employer contributions are also made at the discretion of the Board of Directors of Fiserv, Inc. subject to federal tax limitations.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors. The maximum salary reduction contribution was 15% at December 31, 2002 and was increased to 50% of eligible compensation on January 1, 2003. Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer and employee contributions are invested solely as directed by Plan participants.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Plan participants are entitled to the accumulated interest in their respective participant accounts as of the date of retirement, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his account under the Plan. Amounts contributed by Fiserv, Inc. vest according to a five-year vesting schedule, pursuant to which participants become 40% vested after two years and vest an additional 20% each year thereafter. Amounts contributed by participants vest immediately.

Forfeitures - Non-vested forfeitures totaled $754,985 and $669,104 at December 31, 2003 and 2002, respectively, and will be used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances.

Investment Options - Participants direct the investment of their account balance into various investment options of the Plan in 5% increments. The Plan currently offers 18 mutual funds and the Fiserv Stock Fund as investment options for participants. Certain restrictions applied to the investment in the Fiserv Stock Fund, which were removed on January 1, 2003. Employer contributions are invested in the same manner as the employee contributions.

Participant Loans - Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50% of the current market value of the vested and non-forfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set at a market rate as of the loan request date (4.75% to 11.50% at December 31, 2003). Generally, loans require repayment within five years, however, certain loan maturities can be up to 30 years.

Payment of Benefits - Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his accounts. If no such election is made and the participant’s vested interest in the Plan does not exceed $5,000, payment will be made in a lump sum. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant elects to receive a distribution.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. The Plan contains special rules prescribed by the Internal Revenue Code regarding the commencement of distributions to participants who attain age 70-1/2.

Administrative Expenses - Certain expenses incurred for administering the Plan are paid by Fiserv, Inc. In addition, commissions paid with respect to the Fiserv Stock Fund are paid from such fund and fees charged by Vanguard with respect to loans are charged to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fiserv company stock is valued at its year-end stock closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. At December 31, 2003 and 2002, amounts due to participants who have elected to withdraw from participation in the plan were $635,154 and $566,834, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Excess Contributions Payable - The Plan is required to return contributions received during the plan year in excess of the IRC limits.

Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2003	2002
Net assets available for benefits per the financial statements	$639,904,794	$446,458,237
Benefits payable	(635,154)	(566,834)

Net assets available for benefits per Form 5500	$639,269,640	$445,891,403

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31:

	2003	2002
Benefits paid to participants per the financial statements	$34,108,583	$35,149,080
Benefits payable, beginning of year	(566,834)	(351,678)
Benefits payable, end of year	635,154	566,834

Benefits paid to participants per Form 5500	$34,176,903	$35,364,236

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits are as follows at December 31:

	2003	2002
Fiserv Company Stock	$50,478,907	$40,422,287
Vanguard Windsor Fund	74,140,369	49,830,054
Vanguard Wellington Fund	103,580,049	72,327,984
Vanguard Prime Money Market Fund	49,537,900	44,135,020
Vanguard 500 Index Fund	83,746,562	57,335,460
Vanguard Explorer Fund	51,682,032	31,154,571
Vanguard GNMA Fund		24,895,701
Vanguard Life Strategy Moderate Growth Fund	49,766,286

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual funds	$85,874,562	$(66,220,477)
Fiserv company stock	7,181,202	(10,465,394)

Net appreciation (depreciation) in fair value of investments	$93,055,764	$(76,685,871)

4.	ASSET TRANSFERS INTO THE PLAN

Asset transfers into the Plan during the years ended December 31, 2003 and 2002 consist of $19,262,901 and $9,740,876 , respectively, of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The plan sponsors of the terminated defined contribution plans were acquired by Fiserv, Inc.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 1,277,624 and 705,203 shares, respectively, of common stock of Fiserv, Inc., the sponsoring employer, with a cost basis of $30,241,700 and $25,614,671, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in

ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.	TAX STATUS

The Plan obtained its latest determination letter as of December 10, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, that the Plan continues to qualify under Section 401(a), and that the related trust continues to be tax exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Description	Shares/Units Held	Fair Value
Fiserv Company Stock*	1,277,624 units	$50,478,907
American Century International Growth Fund	196,465 shares	1,559,934
Invesco Equity Income Fund	65,344 shares	745,573
Invesco Small Company Growth Fund	178,923 shares	1,989,618
Janus Investment Fund - Janus Fund	75,389 shares	1,769,391
Vanguard Lifestrategy Conservative Growth Fund*	145,288 shares	2,112,483
Vanguard Lifestrategy Growth Fund*	229,116 shares	4,160,740
Vanguard Lifestrategy Income Fund*	339,229 shares	4,477,818
Vanguard Lifestrategy Moderate Growth Fund*	2,996,164 shares	49,766,286
Vanguard Mid-Cap Index Fund*	690,347 shares	9,064,258
Vanguard Windsor Fund*	4,559,678 shares	74,140,369
Vanguard Wellington Fund*	3,595,281 shares	103,580,049
Vanguard Prime Money Market Fund*	49,537,900 shares	49,537,900
Vanguard 500 Index Fund*	815,687 shares	83,746,562
Vanguard Explorer Fund*	787,596 shares	51,682,032
Vanguard GNMA Fund*	2,449,804 shares	25,722,943
Vanguard International Value Fund*	616,016 shares	16,164,256
Vanguard Total Bond Market Index Fund*	1,584,627 shares	16,337,503
Vanguard Morgan Growth Fund*	1,805,504 shares	26,847,839
Participant Loans*	Various 4.75% -11.50% through 2033	23,465,422

TOTAL ASSETS (HELD AT END OF YEAR)		$597,349,883

*	Party-in-interest.